Exhibit 99.1

Bitauto Holdings Limited to Hold 2018 Annual General Meeting on November 30, 2018

BEIJING, October 31, 2018 - Bitauto Holdings Limited (“Bitauto” or the “Company) (NYSE: BITA), a leading provider of internet content and marketing services, and transaction services for China’s fast-growing automotive industry, today announced that it will hold its 2018 annual general meeting of shareholders at 46th Floor, Tower II, JingAn Kerry Centre, 1539 Nanjing West Road, Shanghai 200040, the People’s Republic of China at 10 a.m. (Beijing time) on November 30, 2018.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and holders of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 9, 2018 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company's ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company's ADSs are welcome to attend the annual general meeting in person.

Bitauto has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company's audited financial statements for the fiscal year ended December 31, 2017, with the U.S. Securities and Exchange Commission (the “SEC”). Bitauto’s Annual Report can be accessed on the investor relations section of its website at http://ir.bitauto.com or on the SEC’s website at http://www.sec.gov.

Holders of the Company's ordinary shares or ADSs may obtain a hard copy of the Annual Report, free of charge, by emailing to ir@bitauto.com or by writing to:

Bitauto Holdings Limited
10th Floor, New Century Hotel Office Tower
No. 6 South Capital Stadium Road
Beijing 100044, People's Republic of China
Attention: IR Department

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Bitauto’s business consists of three segments: advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services to automakers through the bitauto.com website and corresponding mobile apps. The website and mobile apps provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also provides transaction-focused online advertisements and promotional services to its business partners via Yixin’s online platform for automakers, automobile dealers, auto finance partners and insurance companies. Bitauto offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to automobile dealers in China. The SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto's transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile retail transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data applications and digital image creation.

For more information, please visit ir.bitauto.com.

For investor and media inquiries, please contact:

Suki Li

Bitauto Holdings Limited

Phone: +86-10-6849-2145

ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

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